January 11, 2008

By U.S. Mail and Facsimile to (202) 772-9210

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC  20549

Attn:   Jay E. Ingram
        Attorney Advisor

Re:   Unisys Corporation
      Definitive 14A
      Filed March 19, 2007
      File No. 001-08729

Dear Mr. Ingram:

On behalf of Unisys Corporation (the "Company"), set forth below is the Company's response to the comment contained in the Commission's November 29, 2007 letter regarding the proxy statement referenced above and the Company's response letter dated November 2, 2007. For your convenience, we have repeated the comment set forth in the letter and followed it with the Company's response.

COMMENT:

1. Refer to comment 8 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to group revenue and pre-tax profit performance. The criterion for applying the exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as that made at the top of page 4 of your response.

RESPONSE:

As set forth in the Company's November 2, 2007 response letter, incentive compensation that incorporates corporate performance targets typically consists of (1) short-term, annual cash incentives under the Company's Executive Variable Compensation Plan (the "EVC Plan") and (2) long-term, performance-based restricted stock units ("RSUs") under the Company's long-term incentive plan.

EVC Plan.
--------
For the reasons set forth below, the Company does not believe that quantitative disclosure of performance targets in the context of the EVC Plan is material to an understanding of the Company's compensation programs. As disclosed in the 2007 proxy statement, the amount of funding that is made available for payment to all participants under the EVC Plan for a particular year depends primarily upon the degree to which the Company meets certain performance targets for that year. Once the amount of funding is determined, however, amounts actually paid to an individual from the available funding depend upon that individual's performance and, as set forth in the 2007 proxy statement, can range from 0% to 150% of the individual's proportionate share of the amount that was funded based on company performance. In its 2007 proxy statement, the Company disclosed the items of corporate performance that were taken into account (revenue and pre-tax profit) and the extent to which the Company's 2006 performance did or did not meet the targets. "For 2006, the Company's revenue was below the threshold level, and therefore the Company made funding available only in respect of pre-tax profit." The Company went on to disclose that the targets were subject to adjustment by the chief executive officer and the Compensation Committee for one-time and extraordinary items and that the total amount of funding made available was approximately 17% of the total target amount because of adjustments made by the Compensation Committee. Future proxy statements will continue to disclose the nature of the performance targets and corporate performance relative to those targets as well as any adjustments to the targets. As the Company stated in its November 2, 2007 letter, it will also continue to disclose the total amount of funding made available (as a percentage of total target awards). With respect to awards made to the named officers, the Company will disclose the award by both dollar amount and as a percentage of target, thus allowing investors to see the relationship of the officer's payout to the amount available generally to all participants. As stated in its November 2 letter, the Company will also discuss the principal factors considered when determining the amount of awards made to the named officers, thus giving investors insight into the material elements considered for each individual's actual bonus. The Company believes that this disclosure is all that is necessary to an understanding of the EVC Plan and that quantitative disclosure of the performance targets used to determine overall funding, but not individual payouts, is not "material information that is necessary to an understanding of [Unisys] compensation policies and decisions regarding the named executive officers." (Instruction 1 to Item 402(b) of Regulation S-K).

The Company also believes that disclosure along the lines set forth above is responsive to all of the relevant items in the list in Item 402(b)(2): clause
(v) (the specific items of corporate performance taken into account in setting compensation policies and making compensation decisions), clause (vi) (how specific forms of compensation are structured and implemented to reflect the Company's performance, including whether discretion can be or has been exercised), clause (vii) (how specific forms of compensation are structured and implemented to reflect the executive officer's individual performance and/or individual contribution to company performance) and clause (viii) policies and decisions regarding the adjustment of awards if the registrant's performance measures upon which the awards are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment). The Company also notes that, in disclosing how its performance compared to the performance targets, it will have also disclosed the degree of difficulty inherent in achieving them.

In addition to its view that quantitative disclosure of the performance targets used to determine overall funding for the EVC Plan is not material to an understanding of that plan, the Company also believes, for the reasons set forth below, that disclosure of performance targets would cause it competitive harm.

Performance-Based RSUs.
----------------------
As disclosed in the 2007 proxy statement, the degree to which performance-based RSUs vest is dependent upon the degree to which the Company meets performance targets for the relevant performance period. In its 2007 proxy statement, Unisys disclosed the items of corporate performance that comprised the targets (pre-tax profit and revenue growth rate), the performance periods, the weighting for each performance criterion, the number of shares that would be received by each named officer upon achievement of each of the threshold, target and maximum levels, the degree to which the performance goals were met in the 2006 performance period, the degree to which RSUs vested with respect to 2006 and the likelihood of the Company's achieving the performance targets in future award periods. The Company believes that this is all the material information about performance-based RSUs that is necessary to an understanding of those awards and that quantitative disclosure of the performance targets does not materially enhance that understanding.

In addition, the Company believes that disclosure of these targets would cause it substantial competitive harm. For RSUs granted in 2007, performance targets consist, as they did in 2006, of pre-tax profit and revenue growth rate goals for the relevant performance period. For awards made in 2007, the performance period is three years (2007-2009). As the Company stated in both its 2007 proxy statement and its November 2, 2007 letter, both the pre-tax profit and the revenue targets are based on the Company's Board-approved operating and strategic plans, which outlook the Company's anticipated results for the current year and subsequent periods, taking into account confidential strategic plans and decisions with regard to investments, divestitures, shifts in business focus, cost reduction actions and the like. The targets, therefore, consist of highly sensitive data regarding the Company's projected financial results, which the Company does not disclose publicly because it believes that disclosure would harm its competitive position.

Disclosure of the performance targets for future performance periods would require the Company to reveal its anticipated future revenue growth rates and profitability, as well as strategic alternatives under consideration. This would provide access to previously undisclosed information as well as insight into the Company's internal financial forecasting and models and its business strategy.

Among other things, this would place the Company at a competitive disadvantage with respect to competitors. If competitors had knowledge of the Company's revenue and profit targets, they could unfairly engage in pricing and negotiation tactics with respect to both customers and employees that are detrimental to the Company's business. For example, if revenue and profitability targets were to be disclosed, Company competitors would gain insight into the components of the Company's costs and anticipated profit margins and could use this information to offer more favorable terms to potential customers, thus gaining a competitive advantage over the Company.

In addition, if the Company's anticipated revenue and profitability results were made public, the Company believes that its ability to attract and retain both employees and customers would be seriously impaired. As the Company stated in its November 2 letter, the Company is in the midst of a multi-year plan to fundamentally reposition its business. The repositioning includes focusing the Company's resources on high-growth market areas, enhancing sales and marketing programs, divesting non-strategic areas of the business, and reducing the Company's cost structure through headcount reductions and other actions. The Company's forecasts reflect the magnitude of the intended changes. They also reflect the anticipated disruptions associated with the restructuring actions as well as the uncertainties with respect to timing and size of both restructuring actions and divestitures. Because of this, as stated in the Company's November 2 letter, the Company has stopped giving earnings guidance because the Company believes that these forecasts, at least until the repositioning is completed, are not necessarily indicative of the Company's anticipated longer-term results and are therefore subject to misinterpretation which would cause the Company competitive harm.

For example, because the Company's targeted revenue and profitability are for a period during which the benefits of the repositioning will not yet have been fully realized, customers may well view the anticipated results as lower than would otherwise be expected. This would have the most dramatic effect in the area of outsourcing, which represents about 36% of the Company's business and is one of the Company's targeted growth areas. As the Company has stated in the "Risk Factors" section of its periodic filings, its future results will depend in part on its ability to grow its outsourcing business. Outsourcing contracts are typically multi-year, multi-million dollar engagements where the Company takes over management of a client's technology operations, business processes or networks. Under these arrangements, clients look to the Company as a true partner and expect it to be a market leader. Clients could misinterpret the Company's performance targets as a signal of market leadership decline and therefore take their business to competitors that they perceive as stronger. Employees, on the other hand, could view the Company's operating and strategic plans as too aggressive given the challenges of the repositioning. This could lead employees to seek employment with other companies where they believe the expectations are more likely to be achieved, and could hamper the Company's recruiting efforts for new talent. Employee retention is particularly important for the Company because the Company's services segment, which represents more than 85% of its business, is wholly dependent on its services professionals.

For the reasons set forth above, Unisys believes that disclosure of performance targets will cause it substantial competitive harm. However, as stated in its November 2, 2007 letter, the Company will make clear in its disclosures that the performance targets are keyed to the operating and strategic plans. If, as was the case for 2006 and 2007 awards, the performance targets (that would result in 100% payout) are the same as the forecasted amounts in the operating and strategic plans, this will be disclosed. This would mean that the likelihood of achieving the targeted levels will be purely a function of the degree to which the Company is able to meet its operating and strategic plans. The Company would therefore expect to make disclosure similar to that made in the 2007 proxy statement when discussing the difficulty/likelihood of achieving the targets: "For 2006, the Company's pre-tax profit performance was at target, and revenue was below threshold. ... Based on 2006 performance, the Company anticipates that pre-tax profit goals for the remaining performance periods are achievable at target and that the Company will need to over perform against its operating and strategic plans in order to achieve the revenue targets". The Company will also disclose the threshold and maximum performance levels as a percentage of the target amount in order to give investors a sense of the relative difficulty of achieving threshold and maximum levels. If, in the future, performance targets (that would result in 100% payout) are set either above or below the forecast in the operating and strategic plans, this will be disclosed also. The Company believes that this disclosure is in compliance with Instruction 4 to Item 402(b) of Regulation S-K.

The Company hopes that the above is responsive to the Staff's comments.


Very truly yours,

UNISYS CORPORATION



Patricia A. Bradford
Senior Vice President, Worldwide Human Resources